August 19, 2019

VIA EDGAR

Jennifer Gowetski
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Platform Ventures Diversified Housing REIT, LLC
Offering Statement on Form 1-A
File No. 024-10859

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Platform Ventures Diversified Housing REIT, LLC, a Delaware limited liability company (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-10859), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2018, and qualified by the Commission on September 27, 2018.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue the offering due to market conditions. The Company confirms that no securities have been sold pursuant to the Offering Statement

Please forward copies of the order consenting to the withdrawal of the Offering Statement to the undersigned via email at Greg.Steinberg@platformv.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Mark Schonberger, the Company’s counsel, at (212) 813-8842.

Very truly yours,

Platform Ventures Diversified Housing REIT, LLC

By: PVDH Manager, LLC, its manager
By: Platform Investments, LLC, its manager
By: Platform Ventures,LLC, its manager

By:	/s/ Greg Steinberg
Name:	Greg Steinberg
Title:	Senior Vice President, General Counsel, and Chief Compliance Officer